Exhibit 99.1

Targacept and Catalyst Biosciences Amend Definitive Merger Agreement

Winston-Salem, NC and South San Francisco, CA – May 14, 2015 – Targacept, Inc. (NASDAQ: TRGT) and Catalyst Biosciences, Inc., a privately held biopharmaceutical company, jointly announced that they have entered into an amendment to the definitive agreement to merge the two companies. Targacept and Catalyst previously announced entering into the definitive merger agreement on March 5, 2015. On April 6, 2015, Targacept disclosed the termination, effective June 1, 2015, of the research and license agreement between Catalyst and Wyeth LLC (a wholly owned subsidiary of Pfizer), which governs the development and commercialization of Catalyst’s lead product candidate CB 813d/PF-05280602, an engineered Factor VIIa in development for severe hemophilia A and B. The amended agreement between Targacept and Catalyst considers the effect on the combined company of the termination of Catalyst’s research and license agreement with Wyeth.

The boards of directors of both companies have unanimously approved the amendment to the merger agreement, which is subject to customary closing conditions, including approval by the stockholders of each of Targacept and Catalyst. Shareholders representing approximately 41 percent of Targacept’s common stock and 82 percent of Catalyst’s voting stock have signed voting agreements supporting the transaction.

The agreement has been amended to reflect the following revised terms:

•	Targacept stockholders would retain common stock representing approximately 42 percent of the combined company, as compared to approximately 35 percent under the original agreement;

•	Targacept stockholders would own, on a pro-forma basis, approximately 57 percent of the outstanding capital of the combined company if the redeemable convertible notes to be issued to Targacept stockholders as a component of a pre-closing dividend are fully converted to common stock, as compared to 49 percent under the original agreement;

•	A 30-month period for Targacept stockholders to convert the $37 million of redeemable convertible notes into the combined company’s common stock or redeem them for cash, as compared to a 24-month period under the original agreement; and

•	Any NNR Therapeutics™ assets not sold or otherwise disposed of prior to the closing date will remain with the combined company, rather than being placed in a liquidating trust for the benefit of Targacept stockholders.

As announced on March 5, 2015, as part of the proposed merger, the operations of both companies will be combined. Targacept cash remaining in the combined company will be approximately $35 million, along with approximately $5 million of cash anticipated from Catalyst. In addition to retaining common stock representing approximately 42 percent of the combined company, Targacept stockholders will receive a dividend of an aggregate of $37 million in non-interest bearing redeemable convertible notes and approximately $19 million in cash. The notes will be convertible into the combined company’s common stock or redeemable for cash at any time after closing through 30 months from closing, at the noteholders’ discretion. The conversion price of the notes is equal to $1.31 per share, which represents 130 percent of the negotiated per-share value of Targacept’s assets following the anticipated distribution of the dividend of approximately $19 million in cash and $37 million principal amount of the notes. The conversion price is subject to adjustment in the event of a reverse stock split of the combined company’s common stock. The combined company will establish an escrow fund of cash sufficient for repayment of any notes that are not converted to stock during the conversion period. If the redeemable convertible notes are fully converted prior to their expiration, the amount held in escrow would be made available to the combined company, and on a pro-forma basis as of the anticipated closing date, the former Targacept stockholders would own approximately 57% of the outstanding capital of the combined company. The initial ownership percentages are subject to adjustment based on Catalyst’s cash balance at closing.

Additional Information About the Proposed Merger

Stifel, Nicolaus & Company, Incorporated is acting as exclusive financial advisor to Targacept and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as its legal counsel. Morrison & Foerster LLP is serving as legal counsel for Catalyst.

About the Combined Company

If the proposed merger is completed, the combined entity, to be named Catalyst Biosciences, Inc., is expected to create a financially strong company engaged to harness the catalytic power of engineered human proteases to develop next-generation biopharmaceuticals with improved efficacy and therapeutic index to treat major diseases.

The combined company, with an anticipated listing on the NASDAQ Global Select Market under the symbol CBIO, will have:

•	A pipeline of protease therapeutics including CB 813d/PF-05280602, an engineered Factor VIIa (FVIIa) drug candidate that successfully completed a Phase 1 clinical trial. PF-05280602 is designed to address an established approximately $1.5 billion hemophilia market by potentially enabling lower and fewer doses of an engineered Factor VIIa to control bleeding episodes and to potentially achieve effective prophylaxis in hemophilia inhibitor patients;

•	Four additional promising drug candidates including: an improved Factor IX (FIX) for hemophilia B, an engineered Factor Xa (FXa) that can potentially be used for both hemophilia and the control of bleeding in non-hemophilia patients, and two novel proteases for the treatment of complement-mediated disorders;

•	News flow from drug development programs including Phase 1 data from the Factor VIIa program in severe hemophilia A and B and inhibitor patients;

•	Immediate committed capital expected to include cash and cash equivalents of approximately $40 million upon completion of the proposed merger; and

•	For existing Targacept shareholders, a special dividend prior to closing of approximately $19 million in cash and redeemable convertible notes with an aggregate principal amount of $37 million, which provides the potential for future capital investment in the company.

Catalyst’s CEO Nassim Usman, Ph.D., will become the President and CEO of the combined company and the other Catalyst executive officers, Ed Madison, Ph.D., CSO and Fletcher Payne, CFO will assume their respective positions in the combined company. The seven-member board of directors of the combined company will be comprised of current Catalyst directors Harold E. Selick, Ph.D., Jeff Himawan, Ph.D., and Augustine Lawlor, as well as Dr. Usman, and current Targacept directors John P. Richard, Errol B. DeSouza, Ph.D. and Dr. Stephen A. Hill. Dr. Selick will serve as the new chairman of the board.

About Hemophilia & Hemostasis

Hemophilia is a rare and serious bleeding disorder that results from a genetic or an acquired deficiency of a protein required for normal blood coagulation, such as Factor VIII (hemophilia A) or Factor IX (hemophilia B). The worldwide prevalence of hemophilia is estimated at approximately 300,000 patients and, according to the

National Hemophilia Foundation, approximately 75 percent of patients receive inadequate treatment of their disorder. Hemophilia patients suffer from spontaneous bleeding episodes that often occur repeatedly in “target joints”, especially the knees, ankles and elbows. This internal bleeding may, in some cases, become life threatening and frequently damages joints, organs, and tissues over time.

Hemophilia A: A significant number of hemophilia A patients develop neutralizing antibodies (“inhibitors”) against factor VIII and become refractory to standard factor replacement treatment. One of the treatment options for these patients is Factor VIIa, a protease that can both initiate blood clotting and, at high doses, “bypass” the factor VIII-dependent step in coagulation. Hemophilia A is four times as common as hemophilia B.

Hemophilia B: Hemophilia B patients can also develop neutralizing antibodies and become refractory to factor replacement therapy. Factor VIIa treatment is also effective in treating these patients.

Currently, Factor VIIa therapy can, in some patients, require multiple injections to treat a bleeding episode due to Factor VIIa’s limited potency as a “bypass” agent and short half-life. Current worldwide sales of Factor VIIa are approximately $1.5 billion annually. Catalyst has created a FVIIa with pre-clinical properties that suggest increased potency and duration than currently approved FVIIa, NovoSeven®. Similarly, Catalyst’s other coagulation factors, FIX and FXa have also been engineered to be more potent, longer acting, and safer than other approved factors or those in clinical trials.

About Anti-Complement

Like blood coagulation, the human complement system is a complex series of biological processes and cascades that are regulated naturally by proteases. Disruption of the complement system, either by genetic mutations or inappropriate activation, as occurs in certain transplant and myocardial surgeries and ocular diseases such as age-related macular degeneration (AMD), can produce substantial inflammatory tissue damage that causes significant pathology. Catalyst’s lead complement programs are directed at complement factor C3, an attractive pharmaceutical intervention point as C3 is at the nexus of the complement system and common to all three pathways of activation.

About Catalyst

Catalyst Biosciences is developing the next generation of biopharmaceuticals by engineering proteases in the fields of hemostasis and anti-complement. Catalyst is focusing its product development efforts on drug candidates for hemophilia, age-related macular degeneration and inflammation. To date, Catalyst has established multiple discovery research and product development agreements, currently with ISU Abxis (Seoul, South Korea). Catalyst is privately held and backed by leading venture firms including Essex Woodlands Health Ventures, HealthCare Ventures, Johnson & Johnson Innovation – JJDC, Inc., Morgenthaler Ventures, Rosetta Capital and Sofinnova Ventures. For more information, please visit www.catbio.com.

About Targacept

Targacept has historically focused on developing NNR Therapeutics™ to treat patients suffering from serious nervous system and gastrointestinal/genitourinary diseases and disorders. Targacept is dedicated to building health and restoring independence for patients. For more information, please visit www.targacept.com.

Safe Harbor

Additional Information about the Merger and Where to Find More Information

On March 6, 2015, Targacept filed an 8-K reporting that Targacept and Catalyst Biosciences, Inc. had entered into an Agreement and Plan of Merger dated as of March 5, 2015. In connection with the merger, Targacept has filed relevant materials with the Securities and Exchange Commission, or the SEC, and Targacept and Catalyst intend to file additional relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. Investors and security holders of Targacept and Catalyst are urged to read these materials when they become available because they will contain important information about Targacept, Catalyst and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Targacept with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Targacept by directing a written request to: Targacept, Inc., 100 North Main Street, Winston-Salem, North Carolina 27101, Attention: Chief Financial Officer. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Targacept and its directors and executive officers and Catalyst and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Targacept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/ prospectus referred to above. Additional information regarding the directors and executive officers of Targacept is also included in Part III of Targacept’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Financial Officer at Targacept at the address above.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statement of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenue, projected expense, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of Targacept’s proposed merger with Catalyst Biosciences, including the proposed dividend in connection therewith; the potential conversion of the convertible notes to be issued as part of the transaction; the combined organization’s continued listing on NASDAQ after the proposed merger; our expectations regarding the capitalization, resources and ownership structure of the combined organization; the nature, strategy and focus of the combined organization; the development, potential benefits and commercial potential of any product candidates, including PF-05280602; the executive and board structure of the combined organization; and expectations regarding voting by Targacept and Catalyst stockholders. Targacept or Catalyst may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in Targacept’s forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Targacept makes, including the risks described in the “Risk Factors” section of Targacept’s periodic reports filed with the SEC. Targacept does not assume any obligation to update any forward-looking statements, except as required by law.

Catalyst Contacts:	Targacept Contacts:
Investors:	Investors:
Catalyst Biosciences, Inc.	Targacept, Inc.
Nassim Usman, Ph.D.	Stephen A. Hill
CEO	CEO
+1.650.266.8674	+1.336.480.2100
nusman@catbio.com	stephen.hill@targacept.com

Media:	Media:
Denise Powell	Heather Savelle
Red House Consulting, LLC	MacDougall Biomedical Communications
+1.510.703.9491	+1.781.235.3060
denise@redhousecomms.com	hsavelle@macbiocom.com

Source: Targacept, Inc. and Catalyst Biosciences, Inc.